FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Platinum Group Metals Ltd. (“Platinum Group”)

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone: (604) 899-5450 / Facsimile: (604) 484-4710

Item 2

Date of Material Change

October 1, 2010

Item 3

Press Release

A news release announcing the material change was issued on October 1, 2010 for distribution through Marketwire.

Item 4

Summary of Material Change

Platinum Group reports equity financings of up to C$125,050,000.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

Platinum Group reports that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, GMP Securities L.P. and RBC Capital Markets, under which the underwriters have agreed to buy on a bought deal basis by way of a short form prospectus, 61,000,000 common shares (the "Common Shares"), at a price of C$2.05 per Common Share for gross proceeds of C$125,050,000 (the "Offering"). Platinum Group will grant the underwriters an option, exercisable up until 30 days following closing of the Offering, to purchase up to an additional 15% of the Common Shares at the issue price to cover over-allotments and for market stabilization purposes.  The Offering constitutes an increase to the equity financing announced earlier on October 1, 2010, in which 49,000,000 common shares were to have  been offered for gross proceeds of C$100,000,000, with all other terms to have been the same as those of the Offering.

The Offering is expected to close on or about October 22, 2010 and is subject to Platinum Group receiving all necessary regulatory approvals.

The underwriters will receive a cash commission of 5.5% of the gross proceeds raised under the Offering.

Platinum Group intends to use the net proceeds of the offering to fund a payment to a subsidiary of Platinum Group in connection with the shareholders agreement with Wesizwe Platinum of approximately C$60.1 million to increase the Company's interest in Project 1 of the Western Bushveld Joint Venture from 54.75% to 74%, continued development of WBJV Project 1 and for general corporate purposes.

The Company has completed an extensive strategic review of its options and has considered alternatives including a sale or merger of the Company, partnerships and the creation of a platinum stream. At this time the Company believes that the best option is to complete this proposed offering and advance its key project the WBJV Project 1, while keeping all strategic options open.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

5.2

Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7

Omitted Information

N/A

Item 8

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this report:

Frank R. Hallam

Chief Financial Officer

Tel:  (604) 899-5450

Item 9

Date of Report

October 5, 2010